September 19, 2013

QMM: NYSE MKT
QTA: TSX VENTURE
NR-13-13

QUATERRA SELLS THREE PROPERTIES IN CENTRAL MEXICO TO GOLDCORP
AND AMENDS INVESTMENT FRAMEWORK AGREEMENT

Goldcorp to retain five proprties in central Mexico under agreement with Quaterra

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company”) is pleased to announce that the Company has sold three properties in central Mexico to Goldcorp Inc. (“Goldcorp”; TSX:G; NYSE:GG) for a total cash consideration of US$375,000. Quaterra will retain a 2% net smelter returns royalty (“NSR”) on each of the three properties, whereby the NSR is capped at USD$2,000,000 per property. In addition, Quaterra and Goldcorp Inc. have concluded a second amendment to the Investment Framework Agreement (“IFA”) originally signed on February 10, 2010 and as first amended June 13, 2013.

"We are pleased to monetize a portion of our central Mexico mineral assets and bring in additional non-dilutive funding to the Company. This action is consistent with our recently announced strategy of monetizing, simplifying and focusing our portfolio of mineral assets. Funds received from the Goldcorp transaction will be used to retain and advance the five properties remaining in the IFA in a highly prospective mineral district in Mexico. We are pleased to continue our exploration in Mexico with Goldcorp which recognizes the exploration potential of the region and the value of Quaterra’s team,” says Quaterra President and CEO Steven Dischler.

Under the second amendment to the IFA, the Company transfers ownership to Goldcorp of the Sabino, Marijo and El Calvo properties in San Luis Potosi and Zacatecas States, Mexico subject to the aforementioned cash payment and royalty retention. The five properties retained include the Americas, Inde, Jaboncillo, Santo Domingo and Microondas properties, and any other properties subsequently acquired by Quaterra. Management believes that these five remaining properties in the IFA represent great opportunities for the potential discovery of large gold-silver deposits. Under terms of the agreement Quaterra can be carried to production with a 24% ownership on any discovery Goldcorp makes on these 5 projects.

The Company also announces, subject to regualtory approval, the grant of 3,955,000 incentive stock options at a price of $0.16 for 5 years. The Company is issuing these stock options to directors, management, employees and certain consultants.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration company with a successful track record of making significant mineral discoveries in North America with a focus on advancing it’s Yerington Copper projects. The Company uses in-house expertise and a network of consultants and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Steven Dischler”
Mr. Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Disclosure notes:

This press release, required by applicable Canadian laws, does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt from registration requirements.

Some statements contained in this news release are forward-looking statements within the safe harbor of the United States Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

The TSX Venture Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.